Exhibit 99.1

Alpha Tau to Participate in Barclays 26th Annual Global Healthcare Conference

JERUSALEM, February 26, 2024 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that management will participate at the Barclays 26th Annual Global Healthcare Conference on March 12th and 13th, 2024.

Event:	Barclays 26th Annual Global Healthcare Conference
Format:	1-on-1 Meetings
Date:	March 12-13, 2024
Location:	Miami, FL

Please reach out to your Barclays representative to schedule a one-on-one meeting.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Investor Relations Contact: IR@alphatau.com